September 27, 2019

Patrick Dovigi
President and Chief Executive Officer
GFL Environmental Holdings Inc.
100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

       Re: GFL Environmental Holdings Inc.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed September 12, 2019
           File No. 333-232731

Dear Mr. Dovigi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2019 letter.

Form F-1/A Filed September 12, 2019

Risk Factors
Foreign import and export regulations imposed on recyclables could impact our ability to export recyclable materials. , page 39

1. We note that you added risk factor disclosure relating to the potential impact that foreign import and export regulation may have on your ability to export recyclable materials.
       Please revise to disclose the extent to which you exported recyclable materials globally so that investors may have a better appreciation of this risk. Please also highlight any risks you face in not being able to export your recyclable materials.
We could be subject to significant fines and penalties, and our reputation could be adversely affected, if our businesses, or third parties , page 46
 Patrick Dovigi
GFL Environmental Holdings Inc.
September 27, 2019
Page 2

2. We note that you have revised your disclosure on page 46 to disclose that a former officer was a subject of an enforcement action under the applicable ant-bribery laws. Please revise to disclose that Mr. Rizzo convicted of bribery and sentenced to more than five years in federal prison. Please revise to clarify whether you have been subject to fines or other penalties as a result of this enforcement action or any other anti-bribery activities in the past.
Dividend Policy, page 68

3. We note that you intend to declare quarterly cash dividends after completion of the offering and that you have a limited recent history of paying dividends. In this regard, please include disclosure supporting your ability to pay the intended dividend. Please briefly describe any material contractual restrictions on your ability to pay dividends and whether any of these restrictions currently impact your ability to pay dividends to shareholders.
Non-IFRS Measures, page 82

4. We note your response to comment 6. Based on your revised reconciliation, we note that you also adjust for a portion of depreciation expense and share-based payments in arriving at Adjusted SG&A. Please better clarify how you determine the portion of depreciation expense to adjust for as well as your basis for adjusting for share-based payments based on the purpose for which you state that you present this measure. Specifically, you note that this measure is used by management and other users of your financial statements, including lenders and investors,to assess the ongoing selling, general and administrative costs incurred to run your business.
Certain Relationships and Related Party Transactions, page 188

5. We note your response to comment 11. Please revise to disclose the original principal amount and the original maturity date for the promissory note issued to Josaud Holdings
         Inc.
Financial Statements
GFL Environmental Holdings, Inc., page F-2
FirstName LastNamePatrick Dovigi
Comapany note your response to comment 13. Please also provide a breakdown of total expenses
6.     We NameGFL Environmental Holdings Inc.
September 27, 2019 nature2of expenses. Refer to IAS 1.104 and 105.
       based on the Page
FirstName LastName
 Patrick Dovigi
FirstName LastNamePatrick Dovigi
GFL Environmental Holdings Inc.
Comapany 27, 2019 Environmental Holdings Inc.
September NameGFL
Page 3
September 27, 2019 Page 3
FirstName LastName
       You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction
cc:      Ryan Bekkerus